SECURI'

19012298

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Franklin Templeton Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Paterson — (801) 201-7042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Paterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Templeton Financial Services Corp., as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

____
Notary Public see below

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Utah)
§
County of Salt Lake

On this 12 day of Nov, in the year 2019, before me Savanna Lujan, a notary public, personally appeared David Paterson proved on the basis of satisfactory evidence to be the person(s) whose names(s) (is/are) subscribed to this instrument, and acknowledged (he/she/they) executed the same. Witness my hand and official seal.

[signature]
NOTARY PUBLIC

SAVANNA LUJAN
Notary Public-State of Utah
Commission Number: 706306
Commission Expires May 15, 2023

SEAL

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Franklin Templeton Financial Services Corp.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Franklin Templeton Financial Services, Corp. (the "Company") as of September 30, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 12, 2019

We have served as the Company's auditor since 2001.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Franklin Templeton Financial Services Corp.
Statement of Financial Condition
September 30, 2019

Assets	
Cash and cash equivalents	$ 2,750,942
Due from affiliated entities	370,941
Other	77,936
Total Assets	**$ 3,199,819**
Liabilities	
Accounts payable and accrued expenses	$ 32,306
Due to affiliated entities	957,329
Total liabilities	989,635
Commitments and Contingencies (Note 4)	
Stockholder's Equity	
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	—
Additional paid in capital	8,605,169
Accumulated deficit	(6,394,985)
Total stockholder's equity	2,210,184
Total Liabilities and Stockholder's Equity	**$ 3,199,819**

See Notes to Statement of Financial Condition.

1. Business

Nature of Operations

Franklin Templeton Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer, and with the Commodities Futures Trading Commission (the "CFTC") as an introducing broker.The Company serves as a direct marketing broker-dealer for institutional investors in mutual funds sponsored by Franklin and private investment vehicles to corporations, pension plans, trust and high-net worth clients on behalf of other Franklin subsidiaries. The Company also provides placement services with a third-party investment manager.The Company is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation.

As an introducing broker-dealer, the Company does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker-dealers on a fully-disclosed basis, therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 12, 2019, which is the date that the statement of financial condition was issued.

Related Parties

Related parties are other Franklin subsidiaries ("affiliated entities"). Transactions with related parties are presented as amounts due to and from affiliated entities.

Cash and Cash Equivalents

Cash and cash equivalents consist of nonconsolidated money market funds sponsored by Franklin and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, their carrying values approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Income Taxes

The Company is included in the consolidated U.S. federal and several combined states income tax returns for Franklin.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal

and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate return method, the Company does not record in its statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin. The Company tracks the net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate return method, deferred tax assets and liabilities, other than those related to federal and combined state net operating losses, are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The impact on deferred tax assets and liabilities of a change in tax rates, if any, is recognized in income tax expense in the period that includes the enactment date.

For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

4. Taxes on Income

At September 30, 2019, there were $8,576,924 in federal net operating loss carry-forwards of which $8,254,204 can be carried forward 20 years and will expire between 2022 and 2037 and $322,720 can be carried forward indefinitely. The tax impact on these loss carry-forwards has been utilized by Franklin as of September 30, 2019.

At September 30, 2019, there were $8,980,510 and $5,269,462 in State of New York and New York City net operating loss carry-forwards, respectively, expiring between 2035 and 2038. There were also net operating loss carry-forwards of $50,905 in the State of California and $64,784 in the State of Connecticut expiring in 2038. The tax impact on the combined state loss carry-forwards is $969,471, which was transferred to Franklin.

At September 30, 2019, the Company had no gross unrecognized tax benefits.

The Company is included in the consolidated U.S. federal and several combined states income tax returns for Franklin. The tax years of the major jurisdictions for which the statutes of limitations have not expired are 2016 to 2019 for U.S. federal, the State of New York and the City of New York.

5. Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business and financial position.

6. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17 ("the CFTC Rule"), each of which require the maintenance of minimum net capital.

In accordance with Rule 15c3-1, the Company is required under the basic method to maintain a minimum net capital of the greater of $6^2/_3$% of aggregate indebtedness or $50,000. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio exceeds 10 to 1. The CFTC Rule requires the greater of $45,000 or the amount required under Rule 15c3-1.

As of September 30, 2019, the Company had net capital of $1,710,827, which was $1,644,851 in excess of its required net capital of $65,976 under Rule 15c3-1 and the CFTC Rule. The percentage of aggregate indebtedness to net capital was 57.85%.

The Company claims exemption from Rule 15c3-3 based upon paragraph k(2)(ii) of the Rule.